Filed by Envestnet, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  Yodlee, Inc.

Commission File No. 001-36639

August 10, 2015

Dear <<Valued Customer>>,

This afternoon we announced the acquisition of Yodlee, a leading technology and applications platform powering dynamic, cloud-based innovation for digital financial services.

Yodlee powers digital financial solutions for over 20 million paid users and over 850 financial institutions and financial technology innovators.  Founded in 1999, the company has built a network of over 14,000 data sources and been awarded 72 patents.

This acquisition will not change our relationship in any way — other than to enhance our ability to deliver innovative wealth management solutions.

This synergistic combination brings together two highly innovative companies that share the same vision: enabling an unmatched level of wealth management customer engagement and simplifying the financial lives of the billions of consumers around the world. Yodlee’s ability to bring financial data together in unique ways to drive innovative digital financial solutions and deliver critical data insights will strengthen Envestnet’s wealth management solutions and provide a uniquely holistic view of an individual’s financial profile that extends financial planning capabilities. As a result, every element of the financial advice process will be enhanced.

We are dedicated to maintaining and increasing the quality of our wealth management technology and services.  We look forward to our continued partnership and to working with you in the years to come.

Please contact me if you have any questions.

The press release announcing the acquisition is attached.

Sincerely,

<<Enterprise Consultant>>

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Envestnet and Yodlee. In connection with the proposed transaction, Envestnet intends to file a registration statement on Form S-4, containing a proxy statement of Yodlee with the SEC. The final proxy statement/prospectus will be delivered to the stockholders of Yodlee. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Envestnet or Yodlee may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Envestnet will be made available free of charge on Envestnet’s website at www.envestnet.com. Copies of documents filed with the SEC by Yodlee will be made available free of charge on Yodlee’s website at www.yodlee.com.

Participants in Solicitation

Envestnet, Yodlee and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Envestnet is set forth in the proxy statement for Envestnet’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2015, and Envestnet’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. Information about the directors and executive officers of Yodlee is set forth in the proxy statement for Yodlee’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2015, and Yodlee’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.